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Exhibit 99.9


REFFETT &
ROBERTI
ASSOCIATES


December 12, 2000

Mr. Lowell Farkas
Chairman
Carnegie International Corporation
11350 McCormick Road
Executive Plaza III, Suite 1001
Hunt Valley, MD 21031

Dear Lowell:

It is with regret that I tender my resignation as a member of the Board of Directors of the Carnegie International Corporation.

Due to the distance between Carnegie's headquarters and my residence, I do not believe that it is possible for me to participate effectively in the oversight of the company.

Thank you.

Sincerely,
         /s/
William M. Reffett
Managing Partner
Reffett and Associates, Ltd.